UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated August 22, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a Stock Exchange Announcement dated 22 August 2022 entitled ‘VODAFONE AGREES NON-BINDING TERMS IN RELATION TO THE SALE OF VODAFONE HUNGARY FOR €1.8 BILLION TO 4iG AND CORVINUS’.

RNS Number : 7421W

Vodafone Group Plc

22 August 2022

22 AUGUST 2022

VODAFONE AGREES NON-BINDING TERMS IN RELATION TO THE SALE OF VODAFONE HUNGARY FOR €1.8 BILLION TO 4iG AND CORVINUS

Vodafone Group Plc1 ("Vodafone") announces that it has entered into heads of terms with 4iG Public Limited Company ("4iG") and Corvinus Zrt ("Corvinus", a Hungarian state holding company) (all together the "Parties") in relation to the potential sale of 100% of Vodafone Magyarország Távközlési Zrt ("Vodafone Hungary") for a total cash consideration equivalent to an enterprise value of HUF 715bn (€1.8bn)2,3. This represents a multiple of 9.1x Adjusted EBITDAaL for the 12-month period ending 31 March 2022.

Vodafone Hungary is one of the leading converged network operators in Hungary and a combination with 4iG will create a clear #2 operator across mobile and fixed communications with broader ICT (Information and Communications Technology) capabilities. It also supports the Hungarian state's goal of creating a national ICT champion.

The combination with 4iG is complementary, with limited overlaps and the addition of Vodafone Hungary's infrastructure to the 4iG group will create a stronger competitor to the incumbent operator.

Nick Read, Chief Executive of Vodafone, said: "The Hungarian Government has a clear strategy to build a Hungarian owned national champion in the ICT sector. This combination with 4iG will allow Vodafone Hungary, which has a proud history of success and innovation in the country, to play a major role in the future growth and development of the sector as a much stronger scaled and fully converged operator. The combined entity will increase competition and have greater access to investment to further the digitalisation of Hungary."

The transaction is subject to completion of confirmatory due diligence, the Parties entering into binding transaction documentation and obtaining regulatory approval. The Parties are targeting completion by the end of 2022.

Vodafone's shared services business in Hungary - VOIS - is not included in the transaction perimeter and it will continue to provide services to Vodafone's other operating companies.

- ends -

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact

ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Unique in its scale as the largest pan-European and African technology communications company, Vodafone transforms the way we live and work through its innovation, technology, connectivity, platforms, products and services.

Vodafone operates mobile and fixed networks in 21 countries, and partners with mobile networks in 48 more.  As of 30 June 2022, we had over 300m mobile customers, more than 28m fixed broadband customers and 22m TV customers. Vodafone is a world leader in the Internet of Things (IoT), connecting around 160m devices and platforms.

We have revolutionised fintech in Africa through M-Pesa, which celebrates its 15th anniversary in 2022. It is the region's largest fintech platform, providing access to financial services for more than 50m people in a secure, affordable and convenient way.

Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies.

We are committed to reducing our environmental impact to reach net zero emissions across our full value chain by 2040, while helping our customers reduce their own carbon emissions by 350m tonnes by 2030.  We are driving action to reduce device waste and achieve our target to reuse, resell or recycle 100% of our network waste.

We believe in the power of connectivity and digital services to improve society and economies, partnering with governments to digitalise healthcare, education and agriculture and create cleaner, safer cities.  Our products and services support the digitalisation of businesses, particularly small and medium enterprises (SMEs).

Our inclusion for all strategy seeks to ensure no-one is left behind through access to connectivity, digital skills and creating relevant products and services such as access to education, healthcare and finance.  We are also committed to developing a diverse and inclusive workforce that reflects the customers and societies we serve.

For more information, please visit http://www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at http://www.linkedin.com/company/vodafone.

About 4iG

Budapest-based 4iG Plc is Hungary's leading IT systems integrator with significant interests in the Hungarian and regional telecommunications markets. The company has been active in the market for innovative, industry-independent IT technologies for more than 27 years. The company is continuously expanding its services and portfolio to meet the changing needs and demands of the ICT market. The Group employs 6,200 people in Hungary and the Western Balkans. 4iG is a broad-spectrum solutions provider with significant interests in IT, telecommunications, satellite telecommunications and telecommunications infrastructure development. The company, listed on the Budapest Stock Exchange, aims to build a strong market position across a wide range of infocommunication services.

Notes to announcement

1.	Vodafone Europe B.V. is the selling entity which is a 100% owned indirect subsidiary of Vodafone Group plc

2.	Converted from HUF to EUR at a rate of 406.85 based on actual reported FX at 19 August 2022

3.	Cash receivable subject to customary purchase price adjustments

Disclaimer

Certain information contained in this document constitutes "forward-looking statements", which can be identified by the use of terms such as "may", "will", "should", "expect", "anticipate", "project", "estimate", "intend", "continue", "target" or "believe" (or the negatives thereof) or other variations thereon or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Such statements express the intentions, opinions, or current expectations of the parties with respect to possible future events and are based on current plans, estimates and forecasts, which the parties have made to the best of their respective knowledge, concerning, among other things, the respective business, results of operations, financial position, prospects, growth and strategies, statements regarding the transaction and the anticipated consequences and benefits of the transaction, and the targeted closing date of the transaction. Due to various risks and uncertainties, actual events or results or the actual performance may differ materially from those reflected or contemplated in such forward-looking statements.

Such risks and uncertainties include, but are not limited to, regulatory approvals that may require acceptance of conditions with potential adverse impacts; risks involving the parties' respective ability to realise expected benefits associated with the transaction; the impact of legal or other proceedings; and continued growth in the market for telecommunications services and general economic conditions in the relevant market(s).

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under "Forward-looking statements" and "Principal risk factors and uncertainties" in the Vodafone Group Plc's annual report for the year ended 31 March 2022

No assurances can be given that the forward-looking statements in this announcement will be realised. As a result, recipients should not rely on such forward-looking statements. Subject to compliance with applicable law and regulations, the parties undertake no obligation to update these forward-looking statements. No representation or warranty is made as to the reasonableness of such forward-looking statements. No statement in this document is intended to be nor may be construed as a profit forecast or estimate for any period. Actual results could differ materially from those expressed or implied.

This press release is for information purposes only and is not intended to and does not constitute, or form part of, any invitation or offer to sell, dispose, acquire, purchase or subscribe for any securities of any companies mentioned herein in any jurisdiction, whether pursuant to the transaction or otherwise. This document shall not be distributed or used by any person or entity in any jurisdiction where such distribution or use

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 22, 2022	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary